Exhibit 4.9(xxii)

Portions of this exhibit have been omitted because it is not both material and is the type that the registrant treats as private or confidential.

THE SYMBOL “[REDACTED]” DENOTES PLACES WHERE CERTAIN IDENTIFIED.

Working Capital Loan Agreement

(Online Version)

Contract No.: XW100068704826032400001

Special Notice: Before signing this agreement, the lender reminds the borrower to read all terms of this agreement and any attachments (if any) in full, to fully understand and be aware of their rights and obligations. The borrower is specifically reminded to pay attention to the terms marked in bold or underlined that have a material impact on the borrower’s rights and interests. Please read and understand them carefully. If you have any questions regarding the content of this agreement or cannot accurately understand any relevant terms, the borrower should suspend the signing process and consult with Jiangsu Bank’s customer service or relationship manager. Customer service hotline: 95319.

If the borrower accepts this agreement by electronic signature through a channel designated by the lender (including but not limited to Jiangsu Bank’s corporate mobile banking, corporate online banking, etc., the same below), it shall be deemed that the borrower has read, understood, and agreed to accept all terms of this agreement and is willing to be bound thereby. This agreement is concluded in the form of data messages, and the borrower fully acknowledges its validity.

Borrower: WIPO (Shanghai) New Energy Technology Co., Ltd.

Address: Floor 3, Building 19, No. 8, No. 498 Guoshoujing Road, China (Shanghai) Pilot Free Trade Zone

[REDACTED]

Email: /

Lender: Jiangsu Bank Co., Ltd. Shanghai Minhang Sub-branch

In accordance with relevant national laws and regulations, the parties have reached this agreement through mutual consultation and agree to be bound by all terms herein.

Article 1 Loan Terms

1. Loan Amount: RMB (in words) Three Million Yuan Only

2. Loan Term: From March 24, 2026 to March 23, 2027

3. Loan Interest Rate

The interest rate under this agreement shall be the following type (check the applicable box with “√”):

A. Fixed interest rate, with an annual rate of _3.1__% (i.e., based on the most recent □ one-year / □ five-year or more Loan Prime Rate (LPR) announced on the day immediately preceding the signing of this agreement, _3.0000__% (plus/minus) _10.0000__ basis points (1 basis point equals 0.01 percentage points)), and the rate shall remain unchanged during the term of this agreement;

B. Fixed interest rate, with an annual rate equal to the most recent □ one-year / □ five-year or more Loan Prime Rate (LPR) announced on the day immediately preceding the loan disbursement, ___% (plus/minus) ___ basis points (1 basis point equals 0.01 percentage points), and the rate shall remain unchanged during the term of this agreement.

Special Note: If option B above is selected, the estimated annual interest rate based on the most recent □ one-year / □ five-year or more Loan Prime Rate (LPR) announced on the day immediately preceding the signing of this agreement, ___% (plus/minus) ___ basis points (1 basis point equals 0.01 percentage points), is ___%. This rate is for reference only. The actual annual interest rate at the time of loan disbursement shall be as recorded in the loan receipt.

Interest under this agreement shall be calculated from the date of loan disbursement based on the actual disbursed amount and the actual number of days the loan is outstanding. Except for the calculation of compound interest on overdue amounts, interest shall be calculated on a simple interest basis, accruing daily. The daily interest rate = annual interest rate / 360.

4. Special Provisions on Interest Rate Adjustments

1. The borrower acknowledges and agrees that during the term of this agreement, if there are adjustments to laws, regulations, or relevant provisions concerning interest rates, or if self-regulatory agreements on loan pricing or the Loan Prime Rate (LPR) are adjusted, such that the loan interest rate under this agreement (including fixed rates, floating rates, etc.) falls below the minimum allowable range under the latest interest rate policies or self-regulatory agreements (hereinafter referred to as the “latest minimum allowable range”), the loan interest rate under this agreement (including the rate at the time of disbursement for new drawdowns and the rate after adjustment following LPR changes for existing drawdowns) shall be adjusted to no less than the latest minimum allowable range. The specific annual interest rate and the effective date of such rate shall be subject to the lender’s notice.

2. If the borrower does not accept the above adjustment to the loan interest rate, the borrower has the right to notify the lender in writing within 10 working days of receiving the lender’s notice to terminate this agreement early. Arrangements following early termination shall be governed by laws, regulations, and the relevant terms of this agreement. Prior to termination, the borrower shall settle all outstanding loans. Until the loan is fully settled, the loan interest rate under this agreement shall still be implemented in accordance with the lender’s notice. If the borrower chooses to continue performing this agreement,

If the contract is terminated early without prior notice to the lender, the borrower shall be deemed to have accepted the aforementioned adjustment to the loan interest rate.

During the term of this contract, the borrower may apply to the lender for early repayment of all or part of the loan in accordance with the provisions of this contract. Arrangements for early repayment shall be executed in accordance with the relevant provisions of this contract. After early repayment, the outstanding portion of the loan shall continue to be governed by the provisions of item 1 of this clause.

3. If the special provisions on loan interest rate adjustment in this clause are inconsistent with other terms of this contract, the provisions of this clause shall prevail.

V. The purpose of the loan is for business turnover.

The borrower shall strictly use the loan in accordance with the purposes stipulated in this contract. The lender has the right to require the borrower to provide documentation evidencing the use of the loan.

The borrower undertakes that the loan funds shall not be used in any form for shareholder dividends, nor for investment in financial assets, fixed assets, equity investments, or any fields and purposes prohibited by the state for production or operation. The loan funds shall not be used for investment in stocks, bonds, futures, financial derivatives, asset management products, or any other purposes prohibited by laws and regulations.

Without the lender’s consent, the borrower shall not change the use of the loan or misappropriate the loan funds. Otherwise, the lender has the right to take corresponding measures, including requiring the borrower to rectify, demanding early repayment of the loan, or downgrading the loan risk classification.

VI. Loan Receipt

The loan receipt serves as the borrower’s loan certificate under this contract and is an integral part of this contract, having the same legal effect as this contract. If the loan amount, disbursement date, maturity date, interest rate, and other loan terms under this contract are inconsistent with those recorded in the loan receipt, the loan receipt shall prevail.

Article 2 Loan Interest Settlement

I. Interest on the loan under this contract shall be settled on a monthly basis, with the interest settlement date falling on the 20th day of each month. If the final repayment date of the loan principal does not fall on an interest settlement date, any unpaid interest shall be repaid together with the principal.

II. The borrower shall pay interest on each interest settlement date. The lender may directly deduct the interest from the borrower’s account opened with Bank of Jiangsu.

Article 3 Penalty Interest and Compound Interest

If the loan under this contract becomes overdue, the lender has the right to charge penalty interest at a rate of 50% above the contract loan interest rate from the date of default. If the borrower uses the loan for purposes not stipulated in the contract, the lender has the right to charge penalty interest at a rate of 100% above the contract loan interest rate from the date of misappropriation.

Compound interest shall be charged on overdue interest (including penalty interest) at the contract interest rate. After the loan becomes overdue, compound interest shall be charged at the penalty interest rate.

Article 4 Conditions for Drawdown

This contract shall take effect, and the borrower may draw down the loan only when the following conditions are met (unless otherwise waived by the lender):

1. The borrower has opened relevant RMB and/or foreign currency accounts with the lender or its branches.

2. The borrower has provided the lender with legal documents evidencing the borrower’s legal existence, including but not limited to the latest valid business license, approval certificate, joint venture or cooperation contract, articles of association, etc.

3. The borrower has submitted to the lender the “Drawdown Application” and “Letter of Authorization for Entrusted Payment.”

4. The guarantee contract related to this loan has taken effect, and all legal and valid guarantee procedures have been completed. During the term of this contract, the guarantor has not committed any event of default under the guarantee contract.

5. All procedures related to this contract and required by the lender, including but not limited to approvals, registrations, filings, insurance, notarization, and witnessing, have been completed.

6. The borrower has provided the lender with a capital verification report confirming that the registered capital has been fully paid in.

7. In accordance with the borrower’s internal authorization system, the borrower has provided the lender with the resolution and power of attorney from the borrower’s board of directors and/or shareholders’ (general) meeting or other competent authority approving the loan under this contract.

8. The borrower has provided the lender with documentation evidencing the use of the loan under this contract.

9. The borrower has provided the lender with a loan receipt affixed with the borrower’s valid seal.

10. If the lender deems it necessary, the borrower shall arrange for the loan contract and guarantee contracts (such as guarantee contracts, mortgage (pledge) contracts, etc.) to be notarized with enforceable effect.

11. The borrower and/or guarantor have paid all fees payable under this contract (if any).

12. The borrower has not committed any event of default under this contract or under other contracts entered into with the lender, other branches of Bank of Jiangsu Co., Ltd., or any third party.

Article 5 Drawdown Schedule

After all conditions precedent to drawdown are satisfied, the borrower may apply to the lender for a one-time or partial drawdown of the loan. Upon the lender’s approval, the specific drawdown amount, term, interest rate, and other details shall be as recorded in the loan receipt.

Article 6 Payment Method

I. The loan under this contract shall be paid using method 1 as follows:

1. Entrusted payment method. After reviewing the borrower’s drawdown request and payment instruction, the lender shall disburse the loan funds through the borrower’s account to the borrower’s transaction counterparties that meet the purposes specified in this contract.

2. Self-managed payment method. After the lender disburses the loan funds to the borrower’s account based on the borrower’s drawdown request, the borrower shall independently make payments to its transaction counterparties that meet the purposes specified in this contract in accordance with the plan confirmed at the time of application. The borrower undertakes to submit to the lender, within at least 30 days after the loan disbursement, corresponding trade contracts, invoices, transfer vouchers, and other documents as required by the lender.

The lender has the right to verify, through account analysis, document inspection, on-site investigation, or other means, whether the loan payments comply with the purposes specified in this contract and whether there are any circumstances such as splitting payments to circumvent entrusted payment.

II. If any of the following circumstances occur with the borrower, the lender has the right to negotiate with the borrower to supplement the loan payment conditions or change the loan payment method; if negotiation fails, the lender has the right to suspend or stop the disbursement of loan funds or demand the borrower to repay the disbursed loan in advance:

1. deterioration of credit standing;

2. significant deterioration in business and financial condition (including but not limited to weak profitability of main business, breach of agreed financial indicators, etc.);

3. failure to disburse loan funds in accordance with the contract;

4. abnormal use of loan funds or circumvention of the lender’s entrusted payment;

5. failure to comply with commitments;

6. other circumstances in breach of the contract.

Article 7 Repayment

I. The borrower’s repayment sources include but are not limited to operating income.

II. The borrower shall repay in the following method 1:

1. Pay interest monthly or quarterly, and repay the principal in a lump sum at maturity, specifically in accordance with the interest settlement rules stipulated in Article 2 of this contract;

2. Equal monthly installment repayment of principal and interest, i.e., except for the first and last months, repay a fixed amount of principal and interest each month, and repay the remaining principal and interest on the loan maturity date. The formula for the monthly repayment amount is as follows:

Monthly repayment amount (excluding the first and last months) = loan principal x monthly interest rate x (1 + monthly interest rate)ⁿ / [(1 + monthly interest rate)ⁿ - 1], where n is the number of months of the loan, and monthly interest rate = annual interest rate / 12.

3. Equal monthly principal repayment, i.e., except for the first and last months, repay a fixed amount of principal each month, plus the actual interest incurred in that month, and repay the remaining principal and interest on the loan maturity date. The formula for the monthly repayment amount is as follows:

Monthly repayment amount (excluding the first and last months) = loan principal / number of months of the loan + (loan principal - cumulative repaid principal amount) x monthly interest rate, where monthly interest rate = annual interest rate / 12.

For the equal monthly installment repayment of principal and interest or equal monthly principal repayment methods, the borrower may inquire about the actual amounts of principal and interest payable in each specific month through Jiangsu Bank business outlets or electronic channels (including but not limited to mobile banking, online banking).

4. Micro and small “Easy Repayment” method:

a. Pay interest monthly, repay principal every / (month/quarter/semi-annually), with each principal repayment amount in RMB uppercase / yuan, and the remaining principal and interest settled in a lump sum at maturity.

b. Repay in installments over / years. Calculate the monthly repayment amount based on equal monthly installment repayment of principal and interest over / years, with the remaining principal and interest settled in a lump sum at maturity. For example: a 3-year loan repaid in installments over 5 years, i.e., calculate the monthly repayment amount for months 1-35 based on the “equal monthly installment repayment of principal and interest” method over 5 years, and settle the remaining principal and interest in a lump sum in month 36.

5. Micro and small “Win-Win Loan” method:

Pay interest monthly, with interest for the first / periods (hereinafter referred to as “deferred payment months”) paid at / %, and for non-deferred payment months (except the last month), monthly interest paid at 100% of the interest payable for that month, with the deferred interest and loan principal settled in a lump sum at maturity.

Monthly repayment amount (except the last month) = loan principal x daily interest rate x actual number of borrowing days in that month x proportion of interest payable for that month, daily interest rate = annual interest rate / 360.

“Deferred interest” as used in this contract refers to the sum of interest payable but unpaid in all deferred payment months, where the interest payable but unpaid for a given month is / % of the interest payable for that month. If the loan under this contract becomes overdue or is used in a manner not in accordance with the contract, penalty interest and compound interest shall also be charged on the deferred interest.

6. Pay interest monthly or quarterly, and repay the loan principal in installments. The borrower shall repay the loan principal under this contract in accordance with the following repayment schedule:

Repayment time Repayment amount (in uppercase)

(If the table columns are insufficient, an attached schedule shall be added and form part of this contract)

7. Other repayment methods:/

III. Repayment date

1. For repayment methods 1 and 5 in the preceding paragraph, the loan maturity date shall be the final repayment date, with interest paid together with the principal.

2. If repayment methods under items 2, 3, or 4 of the preceding paragraph are adopted, the first repayment date shall be the first interest settlement date or [REDACTED] / [REDACTED] / [REDACTED], with subsequent repayment dates falling on the corresponding day of each month / the last month of each quarter / the last month of each half-year; if there is no corresponding day, the repayment date shall be the last day of that month. The final repayment date shall be the loan maturity date.

3. If repayment method under item 6 of the preceding paragraph is adopted, the principal repayment date shall be the “repayment time” listed in the repayment schedule, and the interest payment date shall be executed in accordance with the interest settlement rules stipulated in Article 2 of this contract.

If any of the above repayment dates falls on a non-banking business day, it shall be postponed to the next business day, and interest shall be calculated during the postponement period in accordance with the provisions of this contract.

4. If the borrower needs to extend the loan, it shall submit a written application to the lender 30 working days prior to the loan maturity date. The extension shall be processed upon the lender’s consent.

5. The borrower irrevocably authorizes the lender to deduct all matured or accelerated loan principal, interest, and other related fees from any account opened by the borrower at any branch of Bank of Jiangsu Co., Ltd. If the currency of the deducted amount is inconsistent with the currency of the loan under this contract, the conversion shall be made based on the exchange rate between the deducted currency and the loan currency published and/or applied by the lender on the deduction date. The borrower is obligated to assist the lender in handling such conversion, and the exchange rate risk shall be borne solely by the borrower.

6. Early repayment

1. Any partial or full early repayment of the loan by the borrower requires the lender’s consent. Interest on the early repayment portion shall be calculated based on the principal amount of the early repayment, the actual number of days the funds were used, and the applicable interest rate stipulated in this contract.

2. If the borrower makes an early repayment, interest already collected shall not be adjusted. After the early repayment, interest on the outstanding loan shall continue to be calculated based on the agreed applicable interest rate and the proportion payable per installment (if any).

3. Under the small and micro enterprise “win-win loan” repayment method, if the borrower repays the full loan early, all deferred interest must be settled in full. In the case of partial early repayment, the outstanding loan shall continue to be repaid in accordance with the small and micro enterprise “win-win loan” repayment method stipulated in this contract.

Article 8: Borrower’s Representations and Warranties

1. The borrower’s legal status complies with the requirements of relevant laws, regulations, and normative documents.

2. The borrower has been fully authorized to execute this contract and other related documents and has the capacity to perform its obligations.

3. The execution and performance of this contract and other related documents by the borrower will not, now or in the future, violate any laws, regulations, or normative documents, nor conflict with any other contracts, agreements, or obligations undertaken by the borrower.

4. The borrower currently has no pending litigation, arbitration, or administrative penalties, nor, to the borrower’s knowledge, is there any potential litigation, arbitration, or administrative penalty that may be brought against its assets or income.

5. The borrower shall cooperate with the lender in loan disbursement management, post-lending management, and related inspections.

6. The financial statements provided by the borrower truthfully reflect the borrower’s financial condition.

7. All application materials and representations and warranties in this contract and the guarantee contracts concerning the borrower, guarantor, mortgagor, pledgor, collateral (pledged assets), and project are true, complete, lawful, valid, and accurate, and contain no falsehoods, concealments, misleading statements, or material omissions.

8. The borrower understands and agrees that if the lender needs to make adjustments to funds, accounts, data, or other aspects due to system errors, display errors, improper gains by the borrower, or other reasons, the borrower authorizes the lender to make such adjustments independently and shall cooperate actively.

9. The borrower acknowledges and agrees that the lender is not a network service provider. When the borrower uses the loan, relevant funds may not be credited immediately due to system transmission delays or other reasons. The actual crediting time shall be subject to the records of the lender’s system.

10. The lender reserves the unilateral right to suspend or terminate loan drawdowns, adjust loan limits (including but not limited to the total daily disbursable limit, single-transaction limit, daily limit, and monthly limit), and the number of loan tranches based on factors such as the borrower’s qualifications, historical repayment performance, interest rate policies, changes in market conditions, and fund usage purposes. The borrower shall have no objection to this.

11. Unless there is reliable and conclusive evidence to the contrary, any legal documents submitted, confirmed, or signed by the borrower in electronic form, as well as any receipts, vouchers, records, and other materials generated, created, or retained through the lender’s designated channels (including but not limited to the term, amount, interest rate, repayment method, and other details of each loan tranche), shall constitute valid evidence establishing the rights and obligations between the parties to this contract. The borrower shall have no objection to this.

Article 9: Borrower’s Rights and Obligations

1. Borrower’s rights

1. The borrower has the right to draw and use the loan in accordance with the provisions of this contract.

2. With the lender’s written consent, the borrower has the right to transfer its debt under this contract to a third party.

II. Borrower’s Obligations

1. The Borrower shall truthfully provide the documents and materials requested by the Lender (including all account numbers and deposit and loan balances at all开户行, relevant information on the use of the loan, asset status, business operations, internal management, and other truthful materials);

2. The Borrower shall provide the financial statements for the preceding month before the 20th day of each month, and shall provide the Lender with financial statements (or audited financial statements) within 120 days after the end of each fiscal year, and shall promptly notify the Lender of any changes or alterations to its own circumstances;

3. The Borrower shall accept and cooperate with the Lender’s investigation, supervision, and inspection of its use of credit funds and related business and financial activities;

4. The Borrower shall open relevant settlement accounts with the Lender;

5. The Borrower shall conduct domestic and international settlement, foreign exchange settlement and sale, and other intermediary businesses with the Lender or its branches at a ratio not lower than the proportion of the loan under this Contract to the total outstanding balance of the Borrower’s borrowings from other financial institutions;

6. The Borrower shall use the loan in accordance with the agreed purpose and payment method under this Contract;

7. The Borrower shall repay the principal, interest, and other amounts payable under this Contract in full and on time;

8. If the Borrower’s name, legal representative/responsible person, domicile, registered capital, or other basic information changes, the Borrower shall notify the Lender in writing within 5 working days after such change;

9. If any material adverse event occurs or may occur that affects the Borrower’s or the guarantor’s debt repayment ability/guarantee capacity, the Borrower shall immediately notify the Lender in writing;

10. If the Borrower undergoes merger, division, equity transfer, or engages in material matters such as outward investments, provision of external guarantees, or substantial increase in debt financing that may affect its debt repayment ability, the Borrower shall immediately notify the Lender in writing and obtain the Lender’s written consent. The Borrower shall implement guarantee measures for the repayment of the principal, interest, and other related expenses under this Contract as required by the Lender;

11. If the Borrower is a group customer, it shall report in writing to the Lender within 10 days from the date of any related party transaction with an amount equal to or exceeding 10% of the Borrower’s net assets. The report shall include, but not be limited to, the related party relationship between the transacting parties, the transaction items and nature, the transaction amount or corresponding proportion, and the pricing basis (including transactions with no amount or only a nominal amount);

12. The Borrower shall, at the Lender’s request, insure its property related to the loan with an insurance company and, when taking out insurance, implement relevant matters as required by the Lender;

13. If this Contract is notarized by a notary public to have compulsory enforcement effect, the Borrower agrees to be subject to compulsory enforcement by the People’s Court and waives its right to object.

Article 10: Lender’s Rights and Obligations

I. Lender’s Rights

1. The Lender has the right to require the Borrower to provide information and documents related to the loan under this Contract;

2. The Lender has the right to require the Borrower to repay the loan principal and interest on schedule or ahead of schedule;

3. The Lender has the right to be informed of the Borrower’s basic information, business operations, financial condition, repayment plan, and the status of the guarantor and collateral, and has the right to make excerpts or copies from relevant materials such as accounting books and business records;

4. The Lender has the right to supervise the Borrower’s use of the loan in accordance with the agreed purpose and payment method under this Contract;

5. If the Borrower fails to perform any of its obligations under this Contract, the Lender has the right to change the loan payment method, suspend the disbursement of the loan not yet drawn by the Borrower, and/or demand early repayment of the loan, declaring all loans immediately due and payable in accordance with the provisions of this Contract;

6. The Lender has the right to recover the loan early based on the Borrower’s capital return situation;

7. In the event of the Borrower’s merger, division, equity transfer, or material matters such as outward investments, provision of external guarantees, or substantial increase in debt financing that may affect its debt repayment ability, or in the event of material matters that jeopardize the Lender’s creditor rights, such as a decline in the guarantor’s guarantee capacity, the Lender has the right to demand that the Borrower prepay the loan principal and interest under this Contract and pay all other related expenses, or demand that the Borrower transfer all debts under this Contract to a transferee acceptable to the Lender, or demand that the Borrower provide other guarantee measures acceptable to the Lender;

8. Unless otherwise agreed by both parties, if the Borrower is simultaneously in arrears on the loan principal, interest, and fees, the Lender has the right to decide the order of repayment among principal, interest, or fees; in the case of installment repayment, if there are multiple matured or overdue loans under this Contract, the Lender has the right to decide the order of satisfaction for a particular repayment by the Borrower; if there are multiple matured loan contracts between the Borrower and the Lender, the Lender has the right to decide the order of contracts to which each repayment by the Borrower shall be applied.

9. The lender may suspend the use of various electronic channels due to system temporary maintenance, sudden malfunctions, natural disasters, hacker attacks, or similar reasons, without prior notice to the borrower and without assuming any liability for breach of contract or compensation. However, in the case of foreseeable events such as major phased system maintenance or upgrades by the lender, the lender may announce the relevant matters through its official website (www.jsbchina.cn) or other channels designated by the lender, and such announcement shall be deemed as notice to the borrower.

10. Exercise other rights as stipulated by laws, regulations, regulatory documents, and this contract.

II. Obligations of the Lender

1. The lender shall disburse the loan to the borrower in accordance with the conditions set forth in this contract.

2. The lender shall keep the borrower’s financial condition and business operations confidential, except as otherwise provided by laws, regulations, and regulatory documents.

Article 11: Events of Default and Remedies

I. During the term of this contract, any of the following circumstances shall constitute an event of default under this contract:

1. The borrower breaches any representation or warranty made under this contract.

2. The borrower fails to fully perform any obligation under this contract or other related documents, including but not limited to failing to pay the principal, interest, or other amounts due under this contract in full and on time.

3. The borrower changes the use of the loan, misappropriates loan funds, or uses loan funds for money laundering, terrorist financing, or any other illegal or non-compliant transactions, without the lender’s consent or in violation of this contract.

4. The borrower fails to disburse loan funds in accordance with the payment method specified in this contract.

5. The borrower voluntarily or involuntarily ceases operations, goes into liquidation, is dissolved, undergoes restructuring, is wound up, or becomes bankrupt.

6. The borrower provides false materials or conceals material facts.

7. The borrower breaches the financial covenants set forth in this contract.

8. The borrower’s financial condition deteriorates to an extent that may jeopardize the safety of the loan, or the borrower intentionally attempts to evade bank claims.

9. The borrower’s loan project plan is canceled or becomes unfeasible.

10. The borrower uses fictitious contracts with third parties to obtain funds from the lender or other banks.

11. The borrower engages in or is suspected of engaging in illegal or non-compliant activities, involving or potentially involving litigation, arbitration, or other legal disputes.

12. The borrower breaches other contracts entered into with the lender, other entities of Jiangsu Bank Co., Ltd., or third parties, or disputes arising from such contracts lead to or may lead to litigation or arbitration.

13. The borrower’s controlling shareholder transfers its shares in the borrower, or the borrower’s controlling shareholder, actual controller, legal representative, or senior management undergoes material events, including but not limited to engaging in or being suspected of illegal or non-compliant activities, involvement in litigation, arbitration, or administrative penalties, severe deterioration of financial condition, declaration of bankruptcy or dissolution, or inability to perform duties.

14. The guarantor defaults, including but not limited to providing false information, breaching other contracts with the lender, other entities of Jiangsu Bank Co., Ltd., or third parties, or engaging in litigation or arbitration due to disputes under such contracts, voluntarily or involuntarily ceasing operations, experiencing significant operational difficulties or material adverse changes in financial condition, engaging in or being suspected of illegal or non-compliant activities, evading bank claims, undergoing mergers and/or acquisitions or restructuring, or other circumstances that may weaken its guarantee capacity.

15. Other circumstances that jeopardize or may jeopardize the safety of the lender’s claims.

II. Upon the occurrence of an event of default, the lender shall have the right to adopt one or more of the following remedial measures based on the nature and severity of the default:

1. Require the borrower to rectify the default within a specified period and take remedial actions.

2. Change the payment method for the undisbursed portion of the loan under this contract.

3. Require the borrower to provide additional security acceptable to the lender.

4. Suspend or cancel the loan disbursement, declare the principal and interest under this contract immediately due and payable, and recover the loan without delay.

5. Reduce, suspend, or terminate all or part of the credit facility granted to the borrower.

6. Adjust the interest rate agreed upon in this contract.

7. Impose default interest in accordance with the terms of this contract.

8. Demand that the guarantor perform its guarantee obligations or dispose of the pledged or mortgaged assets.

9. Declare all principal and interest under other loan contracts between the borrower and the lender or other branches of Jiangsu Bank Co., Ltd. immediately due and payable, and recover all loans without delay.

10. Directly deduct funds from any account opened by the borrower at any branch of Bank of Jiangsu Co., Ltd. to repay the debt. Any amounts not yet due in the aforesaid accounts shall be deemed to have matured early, and such deductions shall be handled in accordance with the lender’s rules on early withdrawal (including full and partial early withdrawal). If the currency of the deducted amount is inconsistent with the currency of the loan under this contract, the conversion shall be based on the exchange rate between the currency of the deducted amount and the loan currency as published and/or applied by the lender on the date of deduction. The borrower shall assist the lender in handling such conversion, and the exchange rate risk shall be borne solely by the borrower.

11. If this contract is notarized by a notary public to have compulsory enforcement effect, the lender may apply to the people’s court for compulsory enforcement.

12. Exercise any other rights stipulated by laws, regulations, and normative documents, as agreed in this contract, or as deemed necessary by the lender.

Article 12: Fees

1. Fees incurred in connection with this contract, including but not limited to credit investigation, notarization, witnessing, and registration, shall be borne by each party in accordance with laws, regulations, and normative documents.

2. If the borrower fails to repay the principal and interest of the loan on time, resulting in expenses incurred by the lender for the collection of such principal and interest, including but not limited to announcement fees, service fees, appraisal fees, attorney fees, litigation fees, travel expenses, evaluation fees, auction fees, property preservation fees, and compulsory enforcement fees, such expenses shall be borne by the borrower.

Article 13: Assignment of Debt

1. Without the prior written consent of the lender, the borrower shall not assign any rights or obligations under this contract to any third party.

2. If, with the lender’s written consent, the borrower assigns the rights and obligations under this contract to a third party, such third party shall unconditionally comply with all terms of this contract.

Article 14: Amendment, Rescission, and Exercise of Rights

1. Unless otherwise agreed in this contract, any amendment or rescission of this contract shall be made in writing upon mutual agreement between both parties.

2. During the term of this contract, any tolerance, forbearance, or delay by the lender in exercising its rights under this contract in response to any breach or delay by the borrower shall not impair, affect, or limit any rights of the lender under this contract or under relevant laws, regulations, and normative documents, nor shall it be deemed as permission or acknowledgment of any act that breaches this contract, nor as a waiver of the lender’s right to take action against any existing or future breach.

Article 15: The borrower agrees that the creditor’s rights under this contract, after being notarized, shall have compulsory enforcement effect. If the borrower fails to perform or fully perform its obligations under the contract, the lender may apply to the competent people’s court for compulsory enforcement.

Article 16: Anti-Money Laundering Clause

1. The borrower undertakes that its application to the lender for the business under this contract is genuine and lawful, does not involve money laundering, terrorism, or any other illegal purposes, and does not violate any applicable laws, regulations, or international treaties concerning economic sanctions, trade embargoes, or trade controls. The borrower voluntarily accepts anti-money laundering investigations, provides relevant information in a timely manner, and ensures the accuracy, authenticity, and completeness of such information.

2. The borrower undertakes that the sources of funds involved in borrowing and repaying the loan from the lender are lawful and compliant, and do not involve or are suspected of involving illegal activities such as money laundering, terrorist financing, tax evasion, or fraud.

3. If the lender discovers or has reasonable grounds to suspect that the borrower is involved in or suspected of illegal activities such as money laundering, terrorist financing, or tax evasion, the lender may take necessary money laundering risk control measures, including but not limited to suspending the drawdown of the loan under this contract or declaring the loan prematurely due. Any losses incurred by the lender as a result of taking such risk control measures or due to the borrower’s breach of the anti-money laundering obligations under this clause shall be compensated by the borrower.

Article 17: Information Inquiry and Use

1. The borrower irrevocably authorizes Bank of Jiangsu Co., Ltd. to inquire about and use various types of information related to the borrower from the date of signing this contract until the termination of the business under this contract, through channels including but not limited to state administrative organs, government departments, business management institutions, third-party social data platforms, and online media. The borrower acknowledges the legal consequences that may arise from the provision of the aforementioned non-public information.

2. The borrower irrevocably undertakes that, in the event of a breach of its obligations under this contract, the lender may report the borrower’s default and breach of trust information to credit reference agencies and the banking industry association, and authorizes the relevant banking industry association to share the borrower’s breach of trust information among banking financial institutions or even disclose it to the public through appropriate means.

3. If the borrower fails to perform its repayment obligations in full and on time as agreed in this contract, the lender has the right to entrust cooperative institutions, law firms, or other lawful and compliant third-party institutions to collect the debt on its behalf. The borrower authorizes and agrees that the lender may

For the purposes of debt collection and recourse, within the scope of this contract, the borrower’s information and data shall be collected, processed, used, and transmitted, and the borrower’s necessary information (such as identity information, contact information, performance information, and information regarding the ability to perform obligations) shall be shared with the aforementioned institutions.

4. The borrower voluntarily accepts joint disciplinary and rights protection measures taken by the lender and other banking financial institutions, including reducing or suspending credit lines, suspending the opening of new settlement accounts, and suspending the issuance of new credit cards for the legal representative, as part of joint disciplinary actions.

Article 18 Notices and Service

1. The borrower confirms that the correspondence address, telephone number, and email address listed at the beginning of this contract are the borrower’s valid service addresses.

2. Notices sent to the borrower shall be deemed served under the following circumstances:

(1) Electronic service (including SMS, email, etc.), which shall be deemed served when the sender’s device indicates successful transmission.

(2) Personal service, which shall be deemed effectively served on the date the sender records the circumstances on the written document or the proof of service in the presence of the recipient.

(3) Postal service (including courier, regular mail, registered mail, etc.), which shall be deemed served on the fifth calendar day after the date of dispatch by the sender, or on the date the notice is actually delivered to the relevant address, or on the date the notice is returned (whichever is earlier).

(4) If several of the above methods are used simultaneously, the notice shall be deemed served on the date of the earliest delivery to the recipient.

3. The following persons are authorized recipients of notices from the lender: the entity itself, shareholders of the entity, staff of the entity, property management personnel, security guards, and gatekeepers of the residential complex or office building where the above service address is located.

4. Scope of application of the above service address, service methods, and authorized recipients: This includes the service of all types of notices, correspondence, appendices, agreements, and other documents during the borrower’s performance of this contract, from the effective date of this contract until the date all debts are fully performed, as well as the service of relevant documents and legal instruments in the event of a dispute arising from this contract, including service during the first instance, second instance, retrial, and enforcement proceedings (including the disposal of collateral, etc.), and special procedures after the dispute enters notarization, arbitration, or civil litigation proceedings.

5. If the above service address changes, the borrower shall notify the lender, the people’s court, the arbitration institution, or the notary public in writing within three (3) working days from the date of such change. Any notice or document served by the lender, the people’s court, the arbitration institution, or the notary public based on the above service address before receipt of the written notice of change shall be deemed validly served.

6. If the notice or document is not actually received by the borrower due to reasons such as an incorrect service address provided or confirmed by the borrower, failure to notify in a timely manner after a change of service address, or refusal to accept service by the recipient or authorized recipient, the notice or document served in accordance with the methods agreed above shall also be deemed validly served, and the risks arising therefrom shall be borne by the borrower.

7. After a dispute or disagreement arising from this contract enters arbitration or civil litigation proceedings, if the borrower responds to the lawsuit and directly submits a confirmation of service address to the arbitration institution or people’s court, and such confirmed address is inconsistent with the service address confirmed in this contract, the service address confirmed with the arbitration institution or people’s court shall prevail (such service address shall be subject to the service methods and legal consequences agreed in this contract).

Article 19 Governing Law and Dispute Resolution

The formation, validity, interpretation, performance, and dispute resolution of this contract shall be governed by the laws of the People’s Republic of China (for the purposes of this contract only, excluding the laws of the Hong Kong Special Administrative Region, the Macao Special Administrative Region, and the Taiwan Region of the People’s Republic of China). Any dispute arising during the performance of this contract shall be resolved through negotiation or mediation between the parties. If negotiation or mediation fails, the dispute shall be resolved in accordance with method A specified below:

A. File a lawsuit with the people’s court in the location of the lender.

B. Apply for arbitration with the / Arbitration Commission.

C. File a lawsuit with the people’s court in the place where the contract is signed.

If the borrower fails to repay the loan in full and on time as agreed in this contract or otherwise defaults, and negotiation or mediation fails, resulting in a lawsuit filed with the court, if the amount in dispute falls within the subject matter range for which the accepting court may mutually agree to apply the small claims procedure, both parties agree to apply the small claims procedure for trial in order to save litigation costs. During the first instance, or during the litigation or arbitration period, the terms of this contract not related to the disputed part shall remain in effect.

Article 20 Other Matters Agreed by Both Parties

1. The loan under this contract is a specific credit extension under the credit line numbered / under the agreement titled / . This contract is a valid component thereof.

ii. All interest and fees under this contract, other than the principal amount, are inclusive of tax.

iii. If the lender needs to entrust any other institution of Bank of Jiangsu Co., Ltd. to perform its rights and obligations under this contract due to business requirements, the borrower hereby acknowledges and agrees. Any other institution authorized by the lender of Bank of Jiangsu Co., Ltd. shall have the full right to exercise all rights under this contract, and to initiate legal proceedings in court or submit disputes to an arbitration institution for resolution under this contract.

iv. This contract consists of the main body of this contract, any appendices (if any), all information filled in by the borrower at the time of loan application, various rules displayed on the loan application interface, and other page information related to this loan. Each component shall be legally binding on both parties to this contract. The lender shall not be liable for any rules or information published by any other institution in the name of the lender without the lender’s consent.

v. /

vi. Matters not covered in this contract shall be interpreted or handled in accordance with laws, regulations, normative documents, and relevant provisions of competent state authorities.

Article 21: Effectiveness and Termination of the Contract

i. The borrower agrees to enter into this contract in the form of data messages and shall not refuse to perform its obligations under this contract on such grounds. This contract shall take effect upon the borrower’s electronic signature. Without the lender’s consent, the borrower shall not deny the creditor-debtor relationship under this contract or withdraw or revoke this contract in any manner.

ii. This contract shall terminate on the date when all principal, interest, and related fees are fully repaid.

(The following is the signature area, with no further text)

Borrower: WIPO (Shanghai) New Energy Technology Co., Ltd.

Place of contract execution: /

Note: This contract contains the customer’s digital identity information, is signed online by the customer, and is automatically generated.